Filed pursuant to Rule 433
Registration File No. 333-208058
Supplementing the Preliminary Prospectus
Supplement dated May 3, 2018
(To Prospectus dated November 16, 2015)

Oshkosh Corporation

Pricing Term Sheet

$300,000,000 4.600% Senior Unsecured Notes due 2028

Issuer:	Oshkosh Corporation
Ratings (Moody’s/S&P/Fitch)*:	Ba1 (Stable)/BBB (Stable)/BBB- (Stable)
Format:	SEC Registered
Ranking:	Senior Unsecured
Trade Date:	May 3, 2018
Settlement Date:	May 17, 2018 (T+10)
Principal Amount:	$300,000,000
Maturity Date:	May 15, 2028
Interest Payment Dates:	May 15 and November 15, commencing on November 15, 2018
Coupon (Interest Rate):	4.600%
Public Offering Price:	99.652% of the principal amount
Yield to Maturity:	4.644%
Spread to Benchmark Treasury:	1.700%
Benchmark Treasury:	UST 2.750% due February 15, 2028
Benchmark Treasury Price / Yield:	98-11+ / 2.944%
Make-Whole Call:

Prior to February 15, 2028 (three months prior to the maturity date of the notes), at greater of par and make-whole at discount rate of Treasury plus 25 basis points, plus accrued and unpaid interest to, but excluding, the redemption date.

Par Call:

At any time on or after February 15, 2028 (three months prior to the maturity date of the notes) at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Joint-Book Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.
Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

HSBC Securities (USA) Inc.

ING Financial Markets LLC

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

CUSIP/ISIN:	688239 AF9/ US688239AF99

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

It is expected that delivery of the notes will be made against payment therefore on or about May 17, 2018, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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